UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

GVI SECURITY SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

36242E200

(CUSIP Number)

Steven Walin

c/o GVI Security Solutions, Inc.

2801 Trade Center Drive

Carrollton, Texas  75007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 pages)

———————

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36242E200                                              13D                                              Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven Walin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 36242E200                                              13D                                              Page 3 of 4 Pages

This Amendment No. 1 to a Schedule 13D filed with the Securities and Exchange Commission on October 23, 2006 (as so amended, the “Schedule 13D”), is being filed to report the sale of all of the common stock, par value $.001 per share (the “Common Stock”), of GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”) by the Reporting Person, as more specifically described below, resulting in the Reporting Person ceasing to be the beneficial owner of at least five percent of the Common Stock. Accordingly, Items 4 and 5 of the Schedule 13D are hereby amended, as follows:

Item 4.

Purpose of the Transaction.

On November 3, 2009, pursuant to the Agreement and Plan of Merger, dated October 21, 2009, as amended on November 23, 2009 (the “Merger Agreement”), by and among Issuer, GenNx360 GVI Holding, Inc. (“Parent”) and GenNx360 GVI Acquisition Corp. (“Purchaser”), Purchaser commenced a tender offer to purchase all outstanding shares of Common Stock at a price of $.3875 per share (the “Offer Price”) net to the seller in cash, without interest and less any required withholding taxes (the “Offer”).   The initial offering period of the Offer expired at 12:00 A.M. midnight, New York City time, at the end of the day on Tuesday, December 8, 2009.  All shares of Common Stock held by Mr. Walin as of such date were tendered into the Offer.  On December 9, 2009, Issuer and GenNx360 Capital Partners, L.P. issued a joint press release announcing that, following the initial offering period, 26,472,492 shares of Common Stock, representing 97.02% of the outstanding shares of Common Stock, were accepted for payment by Purchaser. Pursuant to the Merger Agreement, the merger became effective on December 9, 2009.  As a result of the consummation of the merger, each issued and outstanding share of Common Stock not tendered in the Offer (other than shares held by Parent or its subsidiaries, and other than shares for which appraisal rights are properly demanded and perfected in accordance with Delaware law) was converted into the right to receive the Offer Price.

As a result of the transactions described above, Mr. Walin no longer beneficially owns any shares of Common Stock.

Item 5.

Interest in Securities of the Issuer.

(a)-(b) As a result of the transactions described in Item 4, Mr. Walin no longer beneficially owns any shares of Common Stock of the Issuer.

(c)

The information provided in Item 4 is hereby incorporated by reference. There have been no other transactions by Mr. Walin in the shares of Common Stock during the past 60 days.

(d)

Not applicable.

(e)

On December 9, 2009, the date on which Mr. Walin tendered all shares of Common Stock of which he was a beneficial owner to purchaser, Mr. Walin ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

CUSIP No. 36242E200                                              13D                                              Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2009

/s/ Steven Walin
Steven Walin